May 15, 2017

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for Fiscal Year Ended December 31, 2016, as filed on February 28, 2017; Form 8-K, as filed on February 28, 2017

File No. 001-10765

Dear Mr. Pacho:

This letter is being written in connection with the Staff’s examination of the filings referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated April 17, 2017, as well as an additional comment (#4) communicated to us verbally during our discussion with the Staff on April 20, 2017.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, pages 47 and 48

1)	We note in your quarterly results on page 125, net income as a percentage of revenue declined significantly in the third quarters of 2016 and 2015 when compared to the other quarters of the respective years. Please explain to us why you have experienced higher expenses in the third quarter and tell us if this is indicative of a trend or a change in the relationship between costs and revenues in the third quarter. If so, please discuss in your future MD&A

Response:

Historically, as a percentage of our annual net revenues, and excluding the impact of acquisitions that may occur from year-to-year, net revenues generated during the third quarter of each year (covering the period of July 1st through September 30th) typically represent the lowest percentage of the year since our acute care services business is relatively seasonal. Our behavioral health services’ business tends to experience less fluctuation as a result of seasonality. Net revenues generated from our acute care services accounted for 52% and 51% of our consolidated net revenues during 2016 and 2015, respectively.

Given that a substantial portion of our acute care services’ operating expenses are relatively fixed in nature, and therefore do not fluctuate in direct correlation to changes in our patient volumes and net revenues, the comparatively lower revenues generated during the third quarters of each year typically result in that quarter’s net income also representing the lowest percentage of each year’s annual net income.

The Seasonality disclosure reflected below was contained in our MD&A on page 68 of our 2016 Form 10-K. If acceptable to the Staff, in addition to continuing to include the Seasonality disclosure in the future MD&A’s in our Form 10-K, we will also plan to include in Note 12 to the Consolidated Financial Statements – Quarterly Results.

Disclosure contained in our 2016 Form 10-K (page 68):

Seasonality —Our acute care services business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Notes to Consolidated Audited Financial Statements

Note 11. Segment Reporting, page 124

2)	Please tell us and disclose the amount of revenues and long-lived assets domestically and attributable to foreign countries. If assets in the United Kingdom are material, they should be disclosed separately. Please refer to ASC 280-10-50-41 and 50-42.

Response:

The net revenues generated from our behavioral health care facilities located in the United Kingdom, which comprise our foreign operations, amounted to approximately $241 million in 2016, $203 million in 2015 and $45 million in 2014. This information was provided in footnote (a) on page 125 of our 2016 Form 10-K in Note 11 to the Consolidated Financial Statements – Segment Reporting.

Our behavioral health care facilities located in the United Kingdom had total assets of approximately $965 million as of December 31, 2016 and $521 million as of December 31, 2015.

In all future filings, this information will be included consistent with the presentation in our Form 10-Q for the quarterly period ended March 31, 2017, footnote (a), in Note 6 to the Consolidated Financial Statements – Segment Reporting.

Note 6) Segment Data, as contained in our Form 10-Q for the quarterly period ended March 31, 2017

	Three months ended March 31, 2017
	Acute Care Hospital Services	Behavioral Health Services (a)	Other	Total Consolidated
	(Amounts in thousands)
Gross inpatient revenues	$5,597,850	$2,183,002	$0	$7,780,852
Gross outpatient revenues	$3,294,177	$246,460	$0	$3,540,637
Total net revenues	$1,389,547	$1,218,122	$5,189	$2,612,858
Income/(loss) before allocation of corporate overhead and income taxes	$187,804	$251,931	$(121,309)	$318,426
Allocation of corporate overhead	$(45,676)	$(39,661)	$85,337	$0
Income/(loss) after allocation of corporate overhead and before income taxes	$142,128	$212,270	$(35,972)	$318,426
Total assets as of March 31, 2017	$3,757,311	$6,517,608	$173,340	$10,448,259

	Three months ended March 31, 2016
	Acute Care Hospital Services	Behavioral Health Services (a)	Other	Total Consolidated
	(Amounts in thousands)
Gross inpatient revenues	$4,965,537	$1,959,570	$0	$6,925,107
Gross outpatient revenues	$2,767,329	$221,643	$0	$2,988,972
Total net revenues	$1,287,147	$1,161,046	$1,605	$2,449,798
Income/(loss) before allocation of corporate overhead and income taxes	$185,918	$265,577	$(124,771)	$326,724
Allocation of corporate overhead	$(42,649)	$(38,716)	$81,365	$0
Income/(loss) after allocation of corporate overhead and before income taxes	$143,269	$226,861	$(43,406)	$326,724
Total assets as of March 31, 2016	$3,498,240	$5,929,802	$136,967	$9,565,009

(a)	Includes net revenues generated from our behavioral health care facilities located in the U.K. amounting to approximately $101 million and $61 million for the three-month periods ended March 31, 2017 and 2016, respectively, and total U.K. behavioral health care facilities assets of approximately $992 million and $515 million as of March 31, 2017 and 2016, respectively.

Form 8-K filed February 28, 2017

Exhibit 99.1

Schedules of Non-GAAP Supplemental Consolidated Statements of Income Information

For the three and twelve months ended December 31, 2016 and 2015

3)	We note that you exclude lease and rental expense from Operating income/margin (“EBITDAR”). Please explain to us why lease and rental expense are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

Although our Schedule of Non-GAAP Supplemental Consolidated Statements of Income Information previously reflected a consolidated basis computation of EBITDAR/operating margin, we discontinued that EBITDAR computation on the schedule beginning in the first quarter of 2017. Since we have historically not referenced our consolidated EBITDAR and/or operating margin in our earnings release narrative, there are no implications to discontinuing the metric, on a consolidated basis, going forward. Should an investor require our consolidated EBITDAR and/or operating margin, the information contained on our Consolidated Statements of Income, included with our quarterly earnings releases and related Form 8-Ks, enables them to do so. Historically, our filings on Form 10-K and 10-Q have not computed or referenced EBITDAR and/or operating margin based upon EBITDAR.

However, we have historically provided “operating margin” for our two operating segments, acute care services and behavioral health care services, in our quarterly earnings releases and related Form 8-Ks. In those filings, we define “operating margin” as net revenues less salaries, wages and benefits, other operating expenses and supplies expense, divided by net revenues. We believe this segment specific operating performance metric is helpful to our investors as a measure of each segment’s operating performance as compared to our prior period performance or the performance of our peers in each respective industry.

We believe operating margin, which is calculated before deductions for interest, taxes, depreciation and amortization and lease and rental expense, is an operating metric that enables our investors to compare the operating performance of our two operating segments to other companies, including our peers, without being affected by the method in which companies finance their assets (lease vs. buy). For example, if operating margin is calculated based upon EBITDA, rather than EBITDAR, and company A buys their real property assets while company B enters into operating leases for their real property assets, on a relative basis, company A’s EBITDA operating margin would be more favorable than company B’s. Company A’s EBITDA operating margin would be reflected before capital costs (depreciation and amortization and interest expense) while company B’s would be reflected after capital costs (lease and rental expense).

Our utilization of operating margin based upon EBITDAR, is provided in our quarterly earnings releases for each of our operating segments on the Supplemental Statistical Information schedule which provides, on a same facility basis, the Acute Care EBITDAR Margin and the Behavioral Health EBITDAR Margin for the current year and prior year periods. Those operating margins for each of our operating segments, which are also referenced in the earnings release narrative under Acute Care Services and Behavioral Health Care Services, provide our investors with an operating performance metric enabling them to compare the operating performance of each of our operating segments to their respective industry peers.

Since we have two operating segments, while most of our industry peers have only one, our investors are not able to compute the operating margin for each segment until our quarterly report on Form 10-Q is filed. That document contains detailed operating results for each operating segment. Typically, our Form 10-Q is filed approximately 12 to 15 days after our quarterly earnings release and related Form 8-K.

We believe that if we ceased providing the operating margin for our two operating segments in our earnings releases and related Form 8-Ks, our investors would likely request those metrics during our quarterly conference calls which are held the morning following our earnings release. We believe that continuing to provide those metrics in our quarterly earnings releases is a timely and efficient method of providing our investors with information that they find useful in analyzing and benchmarking the quarterly operating results for each of our operating segments.

Comment communicated to us verbally during our discussion with the Staff on April 20, 2017.

Schedules of Non-GAAP Supplemental Consolidated Statements of Income Information

For the three and twelve months ended December 31, 2016 and 2015

4)	We note that the calculation of EBITDA, as reflected on the above-referenced schedule, begins with net revenue before provision for doubtful accounts and calculates down to EBITDA. Please change the schedule’s presentation to begin with Net Income Attributable to UHS and addback depreciation and amortization, interest expense and provision for income taxes to calculate EBITDA.

Response:

In response to the Staff’s request, as included in Exhibit 99.1 to Form 8-K as filed on April 25, 2017, we have amended the presentation of the Schedule of Non-GAAP Supplemental Information for the three-month periods ended March 31, 2017 and 2016. We believe the amended presentation, which is reflected below and which we intend to utilize in future filings if acceptable to the Staff, satisfies the Staff’s request.

Universal Health Services, Inc.

Schedule of Non-GAAP Supplemental Information (“Supplemental Schedule”)

For the three months ended March 31, 2017 and 2016

(in thousands, except per share amounts)

(unaudited)

Calculation of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

	Three months ended March 31, 2017	% Net revenues	Three months ended March 31, 2016	% Net revenues
Net income attributable to UHS	$206,055		$190,759
Depreciation and amortization	110,798		104,049
Interest expense, net	35,507		29,600
Provision for income taxes	107,899		111,005

EBITDA	$460,259	17.6%	$435,413	17.8%

EHR-related net income attributable to noncontrolling interests, pre-tax	(202)		(962)

Adjusted EBITDA	$460,057	17.6%	$434,451	17.7%

Net revenues	$2,612,858		$2,449,798

Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton

Steve Filton

Executive Vice President and Chief Financial Officer

Universal Health Services, Inc.

367 South Gulph Road

King of Prussia, PA 19406

610-768-3319 (telephone)

610-768-3318 (fax)

steve.filton@uhsinc.com (email)